

HSBC

Commercial Banking – GP 2, Division K (CARM 0911[illegible]15)
CONFIDENTIAL

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Green Dragon Wood Products Co Ltd
Room 312 3/F
New East Ocean Centre
No. 9 Science Museum Road
Tsimshatsui
Kowloon

21 December 2009

Attn : Mr Lee Kwok Leung

Dear Sir

BANKING FACILITIES

We are pleased to confirm our agreement to granting you the following banking facilities (the "Facilities", which term shall be a reference to any one or more of the following banking facilities as the context may require) under the Special Loan Guarantee Scheme (the "Scheme") sponsored by the Government of the Hong Kong Special Administrative Region ("HKSARG"). The Bank shall have an unrestricted discretion to cancel or suspend, or determine whether or not to permit drawings in relation to, the Facilities. The Facilities are subject to review at any time and in any event by 1 November 2010, and also subject to the Bank's overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities. For the purpose of the Scheme, the term "Facility Letter" shall, therefore, mean this Facility Letter as may be amended or supplemented from time to time.

	Limit
Non-Revolving Loan	HKD6,000,000.-

Interest on the loan will be charged at 2% per annum over 1 month HIBOR (Hong Kong Interbank Offered Rate) payable at the end of each interest period to the debit of your current account. The applicable HIBOR will generally be based on our quotation at or about 11:00 am or at the time of request, as appropriate, on the date of drawdown/rollover.

The loan shall be repaid by 60 monthly installments each of HKD100,000.- to the debit of your current account. The first installment should be payable one month after the guarantee issued by the HKSARG under the Scheme in respect of such loan has become effective.

Our ability to demand repayment at any time shall not be affected by the payment schedule as specified above. Any amount repaid for whatever reason may not be redrawn.

General conditions for the utilisation of the HIBOR Loan facility:-

a) 24 hours advance notice of drawdown/rollover is to be given to us.

b) Each drawdown/rollover to be for periods (interest period) of 1 month.

The Hongkong and Shanghai Banking Corporation Limited
HSBC Main Building, 1 Queen's Road Central, Hong Kong
Tel: (852) 2822 1111 Fax: (852) 2899 8895
Telex: 73205 HSBC HX Telegrams: Hongbank Hongkong
Web: www.hsbc.com.hk

Incorporated in the Hong Kong SAR with limited liability
Registered at the Hong Kong Companies Registry No 263876

019 (220799)

c) With our prior approval, (which will not be withheld, provided we are satisfied that the funds utilised are generated from your internal resources, out of cash flow rather than from external re-financing) during an interest period the total amount of a drawing may, with 48 hours advance notice to us, be repaid subject to the usual charges (i.e. the differential between the return we would have received had the loan run to maturity and the return we are able to obtain by the placing of the funds repaid for the remainder of the period in the market).

d) Amounts repaid in advance will not be available for redrawing and will be applied to repayment of the total amount outstanding in reverse order of maturity.

We reserve the right to renegotiate the HIBOR interest spreads should any event occur which changes the basis on which HIBOR interest margins are presently calculated.

Please note that our Loans Section is responsible for the administration of HIBOR facility. For rate quotations and other day to day administrative matters, please contact Ms Given Li on telephone number 2288 2535.

	Limit
Combined Overdraft, Import, Export, Clean Import Loan and Packing Credit Facilities	HKD6,000,000.-
- For Overdraft Facility up to a maximum of	(HKD2,000,000.-)

Interest on the overdraft facility will be charged on daily balances at 2% per annum over Hong Kong Dollar Overnight Inter-bank Offered Rate and payable monthly in arrears to the debit of your current account.

- For Import Facilities up to a maximum of	(HKD6,000,000.-)

Documentary Credits to your suppliers and Import Loan Facilities in HKD for up to 120 days (less any usance/credit periods granted by your suppliers).

within which up to a maximum of	(HKD6,000,000.-)

Goods under your control and/or Trust Receipts.

- For Export Facilities up to a maximum of	(HKD6,000,000.-)

Purchase of DP bills.

within which up to a maximum of	(HKD6,000,000.-)

Purchase of DA bills up to 90 days.

- For Clean Import Loan up to a maximum of	(HKD6,000,000.-)

Clean Import Loans are allowed on approved suppliers [listed below] for up to 120 days, (less any usance/credit periods granted by your suppliers).

We will settle the invoices direct on their respective due dates and the proceeds will be remitted or credited directly to the suppliers' accounts.

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Limit

Documents below are also required for drawdown of Clean Import Loans to evidence the shipment of goods from approved suppliers:
(a)   copy of bills of Lading or cargo receipts.
(b)   invoice issued by vendors, showing goods and credit term, acceptable to us.

Handling commission will be levied as follows for each application with minimum charge of HKD350.-:
(a)   1/8% for amount up to USD50,000.-;
(b)   1/16% for the balance in excess of USD50,000.- and up to USD100,000.-; and
(c)   1/32% for the balance in excess of USD100,000.-.

<u>Approved suppliers for Clean Import Loan:</u>
F.W. Bath & Co. GmbH
DLH Nordisk A/S
Honah Ltd
Roser AG
TT Timber International AG
Missouri-Pacific Lumber Co. Inc.
國祥木業有限公司

-    For <u>Packing Credit</u> up to a maximum of   (HKD6,000,000.-)

Maximum 90 days before shipment and up to 70% of valid export Documentary Credits in your favour deposited with us.

The aggregate outstanding of Overdraft, Trust Receipts, DA bills, Clean Import Loan and Packing Credit facilities should not exceed HKD6,000,000.-.

We may, at our sole and absolute discretion, refuse to allow drawings under the facilities if the drawee is considered by us to be unacceptable and / or if the transaction in question does not meet our operational requirements in respect of these facilities.

Interest on HKD Import Loans/Clean Import Loans/Packing Credit will be charged on a daily basis at 2% per annum over HIBOR (Hong Kong Interbank Offered Rate) and payable monthly in arrears to the debit of your current account.

Interest on HKD export DP/DA bills purchase will be charged on a daily basis at 2% per annum over HIBOR and payable upon bills settlement to the debit of your current account.

<u>The following concessionary rate will be offered to your company, subject to changes any time at our discretion:-</u>

Documentary Credits opening commission for each validity period of six months (Minimum HKD500.-) / Amendment Commission (Minimum HKD500.-) / Commission in lieu of exchange (Minimum HKD350.-) / HKD bill commission (Minimum HKD350.-) / Import Bills for Collection Handling Commission (Minimum HKD350.-)

- For the first USD50,000.- or its equivalent	:	1/8%
- For the portion in excess of USD50,000.- up to USD100,000.- or its equivalent	:	1/16%
- Balance in excess of USD100,000.- or its equivalent	:	1/32%
Export Bills for Collection Handling Commission (Minimum HKD350.-)	:	1/8%

Default Interest

Please note that interest will be payable on sums which are overdue, drawings which are in excess of agreed limits and amounts demanded and not paid, at the maximum rate stipulated in the Bank's Tariff which is accessible at https://www.commercial.hsbc.com.hk/1/2/commercial/customer-service/tariffs. The Bank will provide you with a hard copy of the Tariff at your request. Interest at the applicable rate will be payable monthly in arrears to the debit of your current account.

Accrual of Interest and Other Sums

Please note that interest and other sums expressed to be chargeable or payable on a periodic basis will nonetheless accrue from day to day and amounts so accrued may be demanded at any time.

Security

As security for the Facilities, we require to hold a Guarantee limited to HKD12,000,000.- (together with default interest and other costs and expenses) from Mr Lee Kwok Leung.

To comply with the Code of Banking Practice and guidance given by the Courts, the Bank needs to obtain your consent before it can provide a copy or summary of the Facilities, or information on your outstanding liabilities to the Bank, to any guarantor or security provider (the "Surety") or to the Surety's advisors. In addition, if the Bank is obliged to make any formal demand for repayment because you have failed to settle an amount due following our customary reminder, the Bank will also need to provide the Surety with a copy of its Demand Letter. Whether or not the Bank has made demand, the Bank will also need to provide the Surety with a copy of the latest statement of account and/or to give the Surety details of your outstanding liabilities to the Bank, whether actual or contingent. By accepting this letter, you are deemed to have consented to the Bank providing any of the aforesaid documents or information to the Surety, to the Surety's solicitors and other professional advisers. Please note that if this consent is not given, the Bank will be unable to proceed with the transaction.

Conditions Precedent

No utilization/drawing may be made under any of the above-mentioned Facilities until the following conditions have been duly completed:

- The issue of the Guarantee(s) relating to such facilities by HKSARG under the Scheme, with a loan guarantee ratio/amount and terms and conditions which are acceptable to us.
- The completion of the security specified in the above.

All the terms and conditions of the Facilities are governed by the Deed for the Scheme dated 15 December 2008, as amended and supplemented by the Supplemental Deed for the Scheme dated 15 June 2009 which will become valid and effective as from 15 June 2009.

Other Conditions

By signing and accepting the Facilities, you hereby irrevocably undertake the following:

1) You undertake and declare that the Facilities will be utilized solely for meeting the needs of general business uses.

2) You will not perform any action which would prejudice or jeopardise our rights or the right of the HKSARG, or both, in respect of the Facilities.

3) You will not create, or permit to be created any subsequent charges or encumbrances ranking in priority to or pari passu with any security that may be given to or held by us for the Facilities.

4) You expressly agree that we may provide such information concerning your relationship with us, the conduct of your accounts and any facilities, including these Facilities to HKSARG as HKSARG may request or which appears to us to be necessary under the Scheme. You also agree to permit representatives of HKSARG to inspect and obtain copies of the books, records, accounts and any other information relating to your business, whether in the paper, electronic or any other form or medium, at the request of HKSARG.

5) You agree to promptly complete all necessary forms and applications and execute all documents and provide all necessary information in support of your application under the Scheme and/or the Facilities.

6) You will not assign any of your rights and obligations, in whole or in part, under the Facilities or any documents relating to the Facilities, without our, or the HKSARG's consent.

7) You will inform us and the HKSARG as soon as practicable if any of the information you supplied, in connection with the Facilities is no longer valid or becomes untrue or inaccurate. If any information you supplied in connection with these Facilities is false or if you fail to comply with this condition, you acknowledge that we have the right to suspend or revoke the Facilities and we and the HKSARG reserve the right to take legal action against you.

8) You will repay any and all sums due to us as and when they fall due. In particular, the outstanding amounts under the Facilities, together with interest, shall be repaid in full prior to the expiry of the guarantee (to be given by the HKSARG under the Scheme), within such time specified upon notification by us or the HKSARG. You acknowledge that we have the right to suspend the Facilities and prohibit any further money from being made available to, drawn by, you or credited in your favour or on your behalf under the Facilities should you fail to pay on any specified repayment date.

9) You undertake to notify us in writing of any proposed change in shareholders, partners or owners immediately upon becoming aware of such proposed change.

10) Without prejudice to any rights or remedies that we may have against you or any Surety, you acknowledge and irrevocably undertake that:

    (a) HKSARG's rights, including but not limited to its right of subrogation, shall at all times rank in priority to the rights and remedies, if any, of any Surety; and

    (b) if a Surety shall exercise in any manner or to any extent its rights or remedies against you, including but not limited to any right of subrogation which it has or may have in law or equity or under the related guarantee or security, before HKSARG has fully recovered the amount paid by HKSARG under the HKSARG Guarantee (unless HKSARG otherwise consents in writing), all outstanding amounts and liabilities (whether actual or contingent) under the Facilities shall become immediately due and repayable without any notice or demand to you or any Surety.

Representations

By signing and accepting the Facilities you represent and warrant that each of the matters set out in the Schedule attached hereto is true and correct and will remain true and correct for so long as the Facilities is in force or you have any liabilities (whether actual or contingent) under the Facilities. The following terms as used in the Schedule shall have the meaning as set out below:

"Borrower" means your company;
"Lender" means our Bank; and
"this Agreement" or "the Facility Letter" means this letter.



If any such representation or warranty shall become untrue or incorrect at any time, you shall immediately notify the Bank in writing and, regardless of whether you have so notified the Bank, all outstanding amounts and liabilities (whether actual or contingent) under the Facilities shall become immediately due and repayable without any notice or demand to you.

Costs And Charges

On our written demand you will pay to us all costs expenses and fees (including but not limited to any legal fees) incurred by us in connection with the extension, enforcement, investigation or supervision of the Facilities. We may debit any amount payable by you to your current account or any other of your accounts with us if you fail to meet any demand.

Any legal costs incurred in connection with the completion of any security listed above shall be for your account whether or not the Facilities become available. We may (but shall be under no obligation to do so) discharge such costs and debit the amount of such costs to your current account or any other of your accounts with us.

Unless expressed in writing from you to the contrary, we may provide any information relating to any of your accounts with us and any facilities we may provide to you from time to time or their conduct or any other information concerning your relationship with us to any other company or office which at the relevant time belongs to or is part of the HSBC Group.

Unless expressly agreed otherwise by us, we may transfer all or any part of our obligations under this Facility Letter or in respect of any of the facilities to any person by delivering to you a notice in writing. Such transfer shall take effect as from the effective date specified in the notice and we shall thereafter be released from such obligations.

Section 83 of the Banking Ordinance

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In acknowledging this Facility Letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this Facility Letter, that you immediately advise us in writing.

Please arrange for the **authorised signatories of your company**, in accordance with the terms of the mandate given to the Bank, to sign and return to us the duplicate copy of this letter with the Schedule to signify your understanding and acceptance of the terms and conditions under which the Facilities are granted.

This offer will remain open for acceptance until the close of business on 11 January 2010 and if not accepted by that date will be deemed to have lapsed.

181-138386-001

	CMB A/C PKT
SIGNATURE (S) VERIFIED	
AGREE WITH SPECIMEN	
AUTHORISED IN TERMS OF ACCOUNT MANDATE	

We look forward to being of continued assistance to you.

Yours faithfully

Frank Chau
Vice President

JC/cklz

GREEN DRAGON WOOD PRODUCTS CO. LIMITED
聯基木業有限公司

Authorised Signature(s)

Green Dragon